Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Six Months Ended June 30, 2020 and 2019
($ in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Basic:

Net income	$30,578	$93,822	$49,050	$125,988
Weighted average number of common shares during the period (in thousands)	41,879	41,762	41,856	41,685

Net income per share – basic	$0.73	$2.25	$1.17	$3.02

Diluted:

Net income	$30,578	$93,822	$49,050	$125,988
Weighted average number of common shares during the period	41,879	41,762	41,856	41,685
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	31	61	52	64
Common stock units related to deferred compensation for employees	—	—	—	—
Restricted common stock units related to incentive compensation	86	98	100	102
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,996	41,921	42,008	41,851

Net income per share – diluted	$0.73	$2.24	$1.17	$3.01